UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

RRsat Global Communications Network Ltd.

(Name of Issuer)

Ordinary Shares, Par Value NIS 0.01 Per Share

(Title of Class of Securities)

M8183P102
(CUSIP Number)

Roni Oren Rapac Communication & Infrastructure Ltd. Intergamma Building P.O. Box 3805 Kfar Neter 40593, Israel Tel: (972)(3) 697-9700 Fax: (972)(3) 697-9701
with a copy to: Tuvia J. Geffen, Adv. Naschitz, Brandes & Co. 5 Tuval Street Tel-Aviv 67897, Israel Tel: (972)(3) 623-5000 Fax: (972)(3) 623-5005
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 17, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of $$ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. M8183P102	Page 3 of 16 Pages

1	NAME OF REPORTING PERSONS. InterGamma International Trade Founded by InterGamma Investments Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 671,067
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 671,067
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 671,067
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.87%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*      The calculations are based on a total of 17,346,561 Ordinary Shares of RRsat Global Communications Network Ltd. outstanding.

CUSIP No. M8183P102	Page 4 of 16 Pages

1	NAME OF REPORTING PERSONS. Del-Ta Engineering Equipment Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION I Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 8,846,007
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 6,810,367
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,846,007
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.00%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*      The calculations are based on a total of 17,346,561 Ordinary Shares of RRsat Global Communications Network Ltd. outstanding.

CUSIP No. M8183P102	Page 5 of 16 Pages

1	NAME OF REPORTING PERSONS. Rapac Communication & Infrastructure Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 8,846,007
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 6,810,367
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,846,007
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.00%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*      The calculations are based on a total of 17,346,561 Ordinary Shares of RRsat Global Communications Network Ltd. outstanding.

CUSIP No. M8183P102	Page 6 of 16 Pages

1	NAME OF REPORTING PERSONS. Inter-Gamma Investment Company Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 8,846,007
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 6,810,367
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,846,007
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.00%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*      The calculations are based on a total of 17,346,561 Ordinary Shares of RRsat Global Communications Network Ltd. outstanding.

CUSIP No. M8183P102	Page 7 of 16 Pages

1	NAME OF REPORTING PERSONS. Tanhum Oren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 8,846,007
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 6,810,367
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,846,007
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.00%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*      The calculations are based on a total of 17,346,561 Ordinary Shares of RRsat Global Communications Network Ltd. outstanding.

This Schedule 13D supersedes the Schedule 13G filed by InterGamma International Trade Founded by InterGamma Investments Co. (“InterGamma Sub”), Del-Ta Engineering Equipment Ltd. (“Del-Ta Engineering”), Rapac Communication & Infrastructure Ltd. (“Rapac”), Inter-Gamma Investment Company Ltd. (“Inter-Gamma”) and Tanhum Oren (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on January 31, 2007, as amended by Amendment No. 1 to Schedule 13G filed with the SEC on January 28, 2008, Amendment No. 2 to Schedule 13G filed with the SEC on January 14, 2009, Amendment No. 3 to Schedule 13G filed with the SEC on January 19, 2010, Amendment No. 4 to Schedule 13G filed with the SEC on February 2, 2011, Amendment No. 5 to Schedule 13G filed with the SEC on February 6, 2012 and Amendment No. 6 to Schedule 13G filed with the SEC on January 29, 2013.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), of RRsat Global Communications Network Ltd., an Israeli company (“RRsat”).  The principal executive office of RRsat is located at RRsat Building, Hanegev Street, POB 1056, Airport City 70100, Israel.

Item 2.	Identity and Background

(a)-(c)            InterGamma Sub is an Israeli company.  InterGamma Sub is a holding company.  The address of its principal office and principal place of business is P.O. Box 3805, Intergamma Building, Kfar Neter 40593, Israel.  The name, business address, principal occupation and citizenship of each of its directors and executive officers is set forth in Exhibit 1 hereto and is incorporated herein by reference.

Del-Ta Engineering is an Israeli company.  Del-Ta Engineering is a holding company principally engaged in the communications and the defense sectors.  The address of its principal office and principal place of business is P.O. Box 3805, Intergamma Building, Kfar Neter 40593, Israel.  As of the date of this schedule, Del-Ta Engineering owns 100% of the shares of InterGamma Sub.  The name, business address, principal occupation and citizenship of each of its directors and executive officers is set forth in Exhibit 2 hereto and is incorporated herein by reference.

Rapac is an Israeli company.  Rapac is a holding company principally engaged in communications and infrastructure.  The address of its principal office and principal place of business is P.O. Box 3805, Intergamma Building, Kfar Neter 40593, Israel.  Rapac is publicly traded on the Tel Aviv Stock Exchange and, as of the date of this schedule, owns 100% of the shares of Del-Ta Engineering.  The name, business address, principal occupation and citizenship of each of its directors and executive officers is set forth in Exhibit 3 hereto and is incorporated herein by reference.

Inter-Gamma is an Israeli company.  Inter-Gamma is a holding company principally engaged in four sectors: communications and infrastructure, technology, imaging and real estate.  The address of its principal office and principal place of business is 16 Abba Even Blvd., Herzliya 46103, Israel.  Inter-Gamma is publicly traded on the Tel Aviv Stock Exchange and, as of the date of this schedule, owns 56.38% of the voting shares of Rapac.  The name, business address, principal occupation and citizenship of each of its directors and executive officers is set forth in Exhibit 4 hereto and is incorporated herein by reference.

Tanhum Oren is the principal shareholder of Inter-Gamma and the Chief Executive Officer of Inter-Gamma, the Chairman of the board of directors of O.R.T. Technologies Ltd., a director of Rapac, InterGamma Sub, Orpak Systems Ltd. and other companies in the Inter-Gamma group.  As of the date of this schedule, Mr. Oren owns 87.15% of the shares of Inter-Gamma.  The address of his principal office and principal place of business is 16 Abba Even Blvd., Herzliya 46103, Israel.

(d)-(e)           During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Page 8 of 16 Pages

During the last five years, to the best of InterGamma Sub’s knowledge, none of the persons listed in Exhibit 1 (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

During the last five years, to the best of Del-Ta Engineering’s knowledge, none of the persons listed in Exhibit 2 (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

During the last five years, to the best of Rapac’ knowledge, none of the persons listed in Exhibit 3 (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

During the last five years, to the best of Inter-Gamma’s knowledge, none of the persons listed in Exhibit 4 (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)           Tanhum Oren is an Israeli citizen.  The citizenship of each of the individuals listed in Exhibits 1, 2, 3 and 4 is set forth in such Exhibits and is incorporated herein by reference.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of April 29, 2013, a copy of which is attached hereto as Exhibit 5.

Item 3.	Source and Amount of Funds or Other Consideration

N/A

Page 9 of 16 Pages

Item 4.	Purpose of Transaction

Each of the Reporting Persons currently holds its interest in RRsat for investment purposes.

Del-Ta-Viola Shareholders Agreement. On April 17, 2013, Del-Ta Engineering and Viola P.E. GP Ltd. (or its designee) (“Viola”) entered into a shareholders agreement (the “Del-Ta-Viola Shareholders Agreement”) relating to their holdings in RRsat.  The agreement was entered into in connection with the proposed purchase of Ordinary Shares by Viola pursuant to the share purchase agreements Viola entered into with Kardan Communications Ltd. (“Kardan Communications”) and David Rivel on April 4, 2013 (the “Kardan SPA” and the “Rivel SPA”).  The key terms of the Del-Ta-Viola Shareholders Agreement are as follows:

RRat Shareholders Meeting – Each of the parties agreed to cause RRsat to call a general meeting of shareholders as soon as possible after the consummation of the sale of Ordinary Shares by Kardan Communications to Viola pursuant to the Kardan SPA (the “Kardan Closing”) and not more than 45 days thereafter, for the purpose of:

1.
amending RRsat’s Articles of Association (i) to increase the size of RRsat’s board of directors and provide that members of RRsat’s board of directors shall be elected, replaced and removed by a simple majority vote and (ii) to require a threshold quorum of 70% of RRsat’s directors and a supermajority of more than 70% of the voting directors for approving the following specified matters:

a.	material changes to RRsat’s business;

b.	the issuance of RRsat securities constituting more than 25% of RRsat’s outstanding share capital (on a fully diluted basis) in the aggregate within any period of 24 months;

c.	the appointment, removal and compensation of RRsat’s chief executive officer;

d.	an acquisition or investment by RRsat in excess of $30 million; and

e.	a change to RRsat’s dividend policy or the declaration of a dividend inconsistent with the dividend policy then in effect; and

2.
replacing all RRsat directors in accordance with the nominee designation process agreed between Del-Ta and Viola, as described below (other than the two outside directors (within the meaning of Israel’s Companies Law, 5759-1999, and a third unaffiliated director).

RRsat Board Designation – The parties agreed that each shareholder shall designate four directors to RRsat’s board of directors and one outside director, and jointly agree on the identity of a third unaffiliated director, and vote their Ordinary Shares (including Ordinary Shares for which each party holds voting power) in favor of such designated nominees. The right of a shareholder to designate directors shall be reduced from four directors to two directors if such shareholder holds voting power for less than 3,469,312 Ordinary Shares and more than 1,734,656 Ordinary Shares.  In addition, the parties agreed that effective upon the consummation of the sale of Ordinary Shares by David Rivel to Viola pursuant to the Rivel SPA (the “Rivel Closing”), the parties shall take all action necessary to ensure that at least one designee of Viola is appointed a director of RRsat.

Appointment of Chairman – The parties agreed that the Chairman of RRsat’s board of directors will be elected out of the designated directors of the party holding a greater portion of RRsat's voting power, which party shall initially be Del-Ta Engineering.  Viola shall obtain such appointment right if its voting power of RRsat exceeds Del-Ta Engineering’s voting power by at least 4%.

Dividend Policy – The parties agreed that, subject to discretion of RRsat’s board of directors from time to time and to the extent permitted by applicable law, RRsat shall distribute to its shareholders, after the end of each calendar quarter, 50% of the net profit recorded in RRsat’s quarterly financial statements.

 Allocation of Sales under Rule 144 and Registration Rights – The parties agreed on a mechanism for allocating the amount of Ordinary Shares permitted to be sold under the safe harbor of Rule 144 under the Securities Act of 1933, as amended, and that the outstanding Registration Statement on Form F-3 shall be supplemented to include Viola as a selling shareholder, including in any new registration statement replacing the existing outstanding Registration Statement on Form F-3.

Participation in Purchases – Each party shall have the right to participate in 50% of any future purchase of Ordinary Shares by the other party, other than purchases (i) in connection with the Kardan SPA and Rivel SPA (including any option rights thereunder or pursuant to exercise of its rights under the shareholders agreements with Rivel and Kardan Communications), (ii) purchases from specified permitted transferees or (iii) limited purchases of Ordinary Shares on the market up to 4% of RRsat's issued and outstanding capital in the aggregate within any period of 12 months.

Term and Termination – Each party may terminate the agreement if the Rivel Closing does not occur or the Rivel SPA is terminated within 90 days.  In addition, each party may terminate the agreement when the other party holds less than 10% of the voting power of RRsat.

Waiver of Rights – Del-Ta Engineering agreed (i) to waive any right it may have (A) to purchase the Ordinary Shares proposed to be sold by David Rivel to Viola pursuant to the Rivel SPA so long as the Rivel SPA is not terminated, and (B) to tag along to the proposed sale by Kardan Communications to Viola pursuant to the Kardan SPA so long as the Kardan SPA is not terminated; and (ii) that the Del-Ta- Rivel Shareholders Agreement (as defined below) shall have no force and effect upon the Rivel Closing.

Del-Ta-Rivel Shareholders Agreement.  Del-Ta Engineering and David Rivel entered into a shareholders agreement on October 5, 2006, as amended on October 26, 2006 and August 14, 2007 (as amended, the “Del-Ta-Rivel Shareholders Agreement”).  Pursuant to the agreement, Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all shares beneficially owned by him at shareholders meetings on any matter relating to the election of directors, including their removal, substitution or replacement.  Del-Ta Engineering is entitled to exercise the irrevocable proxy in its sole discretion, but is required to inform Mr. Rivel in advance how it intends to exercise its rights.  Del-Ta Engineering agreed to use its voting rights in support of Mr. Rivel’s election to RRsat’s board of directors.  In addition, Mr. Rivel granted Del-Ta Engineering a right of first refusal with respect to any proposed sale of his ordinary shares, whether in a transaction on a stock exchange or in a private transaction, including sales through a blind trust, except for sales to specified permitted transferees.  The agreement also provides a mechanism for sales of Ordinary Shares by Mr. Rivel and Del-Ta Engineering pursuant to Rule 144 under the Securities Act of 1933, as amended.

Page 10 of 16 Pages

The Del-Ta-Rivel Shareholders Agreement had an initial term of three years that commenced in November 2006.  At the end of each year, the agreement automatically extends for an additional one year period beyond the then current three year term unless either party notifies the other of its interest in not extending.  Accordingly, in November 2012 the term of the agreement was extended until November 2015.  Furthermore, the agreement will terminate on the earlier of (i) 30 days after the date on which the aggregate holdings of Del-Ta Engineering and David Rivel represent less than 47% of RRsat’s outstanding share capital and (ii) two years after the date Mr. Rivel is no longer RRsat’s Chief Executive Officer, unless Del-Ta Engineering and all the directors representing Del-Ta Engineering on RRsat’s board of directors voted against the removal of Mr. Rivel from his position as RRsat’s Chief Executive Officer.  Mr. Rivel ceased serving as RRsat’s Chief Executive Officer on June 30, 2012 without the objection of any directors representing Del-Ta Engineering on RRsat’s board of directors.

As described above, pursuant to the Del-Ta-Viola Shareholders Agreement, Del-Ta Engineering agreed (i) to waive any right it may have to purchase the Ordinary Shares proposed to be sold by David Rivel to Viola pursuant to the Rivel SPA so long as the Rivel SPA is not terminated, and (ii) that the Del-Ta- Rivel Shareholders Agreement shall have no force and effect upon the Rivel Closing.

Del-Ta-Kardan-Rivel Shareholders Agreement.  Del-Ta Engineering, Kardan Communications and David Rivel entered into a shareholders agreement on October 5, 2006 (the “Del-Ta-Kardan-Rivel Shareholders Agreement”).  Pursuant to the agreement, each shareholder was granted a right to tag along to any proposed sale of Ordinary Shares or other securities of RRsat by Del-Ta Engineering or Kardan Communications.  The tag along right does not apply to sales on a stock exchange and sales to specified permitted transferees.  Each shareholder has the right to tag along based on its pro rata share of RRsat’s Ordinary Shares at the time of the proposed sale.  The agreement had an initial term of three years that commenced in November 2006.  At the end of each year, the agreement automatically extends for an additional one year period beyond the then current three year term unless one of the parties unless notifies the other of its interest in not extending.  To date, no shareholders notified the other shareholders of their interest in not extending the agreement.  Furthermore, the agreement will terminate with respect to any shareholder on the date such shareholder’s holdings represent less than 10% of RRsat’s outstanding share capital.

As described above, pursuant to the Del-Ta-Viola Shareholders Agreement, Del-Ta Engineering agreed to waive any right it may have to tag along to the proposed sale by Kardan Communications to Viola pursuant to the Kardan SPA so long as the Kardan SPA is not terminated.

The foregoing summaries of the Del-Ta-Viola Shareholders Agreement, the Del-Ta-Rivel Shareholders Agreement and the Del-Ta-Kardan-Rivel Shareholders Agreement are qualified in their entirety by reference to the full texts of such agreements included as Exhibits 6, 7, 8 and 9 hereto and are incorporated herein by reference.

Pledge of Shares. Del-Ta Engineering pledged 2,600,000 Ordinary Shares it beneficially owns in favor of Bank Igud to secure outstanding loans of Rapac and its subsidiaries.  InterGamma Sub deposited 671,067 Ordinary Shares with Bank Igud to secure a short term NIS 10 million loan.

The information set forth in Items 5 and 6 is incorporated herein by reference.

Each of the Reporting Persons intends to continuously review its investment in RRsat, and may in the future determine, either alone or as part of a group (i) to acquire additional securities of RRsat, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of RRsat owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) – (j) of Item 4 of Schedule 13D.  Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, RRsat’s business and prospects, other developments concerning RRsat and its businesses generally, other business opportunities available to the Reporting Persons, developments with respect to the business of the Reporting Persons, changes in law and government regulations, general economic conditions and money and stock market conditions, including the market price of the securities of RRsat.

Page 11 of 16 Pages

Except as described in this Item 4 and in Items 3, 5 and 6, which are incorporated herein by reference, the Reporting Persons have no plans or proposals with respect to RRsat or its securities that relate to, or would result in, any of the transactions described in paragraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           The calculations included herein are based on a total of 17,346,561 Ordinary Shares outstanding.

InterGamma Sub directly beneficially owns 671,067 Ordinary Shares, representing approximately 3.87% of the outstanding Ordinary Shares.  InterGamma Sub disclaims beneficial ownership of the Ordinary Shares owned by the other Reporting Persons.

Del-Ta Engineering directly beneficially owns 6,139,300 Ordinary Shares, representing approximately 35.39% of the outstanding Ordinary Shares.  In addition, Del-Ta Engineering beneficially owns 100% of the outstanding shares of InterGamma Sub.  By reason of Del-Ta Engineering’s control over InterGamma Sub it may be deemed to beneficially own, and share the power to vote and dispose of, the 671,067 Ordinary Shares directly beneficially owned by InterGamma Sub, representing 3.87% of the outstanding Ordinary Shares.  In addition, by virtue of the Del-Ta-Rivel Shareholders Agreement, pursuant to which Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all shares beneficially owned by Mr. Rivel at shareholder meetings on any matter relating to the election of directors, Del-Ta Engineering may be deemed to beneficially own, and share the power to vote, the 2,035,640 Ordinary Shares directly beneficially owned by David Rivel, representing 11.74% of the outstanding Ordinary Shares.

Rapac does not directly beneficially own any Ordinary Shares.  Rapac beneficially owns 100% of the outstanding shares of Del-Ta Engineering.  By reason of Rapac’s control over Del-Ta Engineering it may be deemed to beneficially own, and (i) share the power to vote and dispose of, (A) the 6,139,300 Ordinary Shares directly beneficially owned by Del-Ta Engineering, representing approximately 35.39% of the outstanding Ordinary Shares, (B) the 671,067 Ordinary Shares directly beneficially owned by InterGamma Sub, representing 3.87% of the outstanding Ordinary Shares, and (ii) share the power to vote the 2,035,640 Ordinary Shares directly beneficially owned by David Rivel, representing 11.74% of the outstanding Ordinary Shares.

Inter-Gamma does not directly beneficially own any Ordinary Shares.  Inter-Gamma beneficially owns 56.38% of the voting power of Rapac.  By reason of Inter-Gamma’s control over Rapac it may be deemed to beneficially own, and (i) share the power to vote and dispose of, (A) the 6,139,300 Ordinary Shares directly beneficially owned by Del-Ta Engineering, representing approximately 35.39% of the outstanding Ordinary Shares, (B) the 671,067 Ordinary Shares directly beneficially owned by InterGamma Sub, representing 3.87% of the outstanding Ordinary Shares, and (ii) share the power to vote the 2,035,640 Ordinary Shares directly beneficially owned by David Rivel, representing 11.74% of the outstanding Ordinary Shares.

Tanhum Oren does not directly beneficially own any Ordinary Shares.  Mr. Oren beneficially owns 87.15% of the voting power of Inter-Gamma.  By reason of Mr. Oren’s control over Inter-Gamma it may be deemed to beneficially own, and (i) share the power to vote and dispose of, (A) the 6,139,300 Ordinary Shares directly beneficially owned by Del-Ta Engineering, representing approximately 35.39% of the outstanding Ordinary Shares, (B) the 671,067 Ordinary Shares directly beneficially owned by InterGamma Sub, representing 3.87% of the outstanding Ordinary Shares, and (ii) share the power to vote the 2,035,640 Ordinary Shares directly beneficially owned by David Rivel, representing 11.74% of the outstanding Ordinary Shares.

Page 12 of 16 Pages

Alex Milner, the Chairman of the board of directors of Rapac and a director of InterGamma Sub and Del-Ta Engineering, directly beneficially owns 4,300 Ordinary Shares.

Orly Felner-Hayardeny, a director of Rapac, directly beneficially owns 8,000 Ordinary Shares.

Except as set forth herein, the filing of this Schedule 13D shall not be construed as an admission by any of the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of Ordinary Shares beneficially owned by any of the other Reporting Persons or by Viola, Kardan Communications or David Rivel, and, except as set forth herein, each Reporting Person disclaims such beneficial ownership.

(b)           InterGamma Sub, Del-Ta Engineering, Rapac, Inter-Gamma and Tanhum Oren share the power to vote and dispose of, 671,067 Ordinary Shares directly beneficially owned by InterGamma Sub.

Del-Ta Engineering, Rapac, Inter-Gamma and Tanhum Oren share the power to vote and dispose of, 6,139,300 Ordinary Shares directly beneficially owned by Del-Ta Engineering.

By virtue of the Del-Ta-Rivel Shareholders Agreement, pursuant to which Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all shares beneficially owned by Mr. Rivel at shareholder meetings on any matter relating to the election of directors, Del-Ta Engineering, Rapac, Inter-Gamma and Tanhum Oren may be deemed to beneficially own, and share the power to vote, the 2,035,640 Ordinary Shares beneficially owned by David Rivel.

Except as set forth in the previous sentence with respect to the irrevocable proxy to vote all shares beneficially owned by Mr. Rivel, each of the Reporting Persons disclaims beneficial of any Ordinary Shares beneficially owned by Viola, Kardan Communications or David Rivel.

Alex Milner, the Chairman of the board of directors of Rapac and a director of InterGamma Sub and Del-Ta Engineering, has the sole power to vote and dispose of the 4,300 Ordinary Shares directly beneficially owned by him.

Orly Felner-Hayardeny, a director of Rapac, has the sole power to vote and dispose of the 8,000 Ordinary Shares directly beneficially owned by her.

(c)           Except as previously described in Item 4 above, no transactions in the Ordinary Shares have been effected by the Reporting Persons during the past 60 days.

To the best of InterGamma Sub’s knowledge, no transactions in the Ordinary Shares have been effected by any of the persons listed in Exhibit 1 during the past 60 days.

To the best of Del-Ta Engineering’s knowledge, no transactions in the Ordinary Shares have been effected by any of the persons listed in Exhibit 2 during the past 60 days.

To the best of Rapac’ knowledge, no transactions in the Ordinary Shares have been effected by any of the persons listed in Exhibit 3 during the past 60 days.

To the best of Inter-Gamma’s knowledge, no transactions in the Ordinary Shares have been effected by any of the persons listed in Exhibit 4 during the past 60 days.

(d)           Except as set forth in Item 4, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.  The summaries set forth in Item 4 of the Del-Ta-Viola Shareholders Agreement, the Del-Ta-Rivel Shareholders Agreement, the Del-Ta-Kardan-Rivel Shareholders Agreement and the pledge of Ordinary Shares, and the full texts of such agreements included as Exhibits 6, 7, 8 and 9 hereto, are incorporated herein by reference.

(e)           N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The foregoing summaries set forth in Item 4 of the Del-Ta-Viola Shareholders Agreement, the Del-Ta-Rivel Shareholders Agreement, the Del-Ta-Kardan-Rivel Shareholders Agreement and the pledge of Ordinary Shares, and the full texts of such agreements included as Exhibits 6, 7, 8 and 9 hereto, are incorporated herein by reference.

Except as described in Items 4 and 5 above, none of the Reporting Persons has any contracts, arrangements, understandings, or relationship (legal or otherwise) with respect to any securities of RRsat.

Page 13 of 16 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Name, business address and principal occupation of each director and executive officer of InterGamma Sub

Exhibit 2	Name, business address and principal occupation of each director and executive officer of Del-Ta Engineering

Exhibit 3	Name, business address and principal occupation of each director and executive officer of Rapac

Exhibit 4	Name, business address and principal occupation of each director and executive officer of Inter-Gamma

Exhibit 5	Joint Filing Agreement, dated as of April 29, 2013

Exhibit 6	Shareholders Agreement, dated April 17, 2013, by and between Viola and Del-Ta Engineering

Exhibit 7
Shareholders Agreement, dated October 5, 2006, by and between Del-Ta Engineering and David Rivel and an addendum thereto, dated October 26, 2006 (translated from Hebrew) (incorporated by reference to Exhibit 10.5 to Amendment No. 2 to Form F-1 of RRsat filed on October 31, 2006)

Exhibit 8	Second Addendum to Shareholders Agreement, dated August 14, 2007, by and between Del-Ta Engineering and David Rivel (translated from Hebrew)

Exhibit 9
Agreement, dated October 5, 2006, by and among Del-Ta Engineering, Kardan Communications and David Rivel (translated from Hebrew) (incorporated by reference to Exhibit 10.6 to Form F-1 of RRsat filed on October 10, 2006)

Page 14 of 16 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2013
INTERGAMMA INTERNATIONAL TRADE FOUNDED BY INTERGAMMA INVESTMENTS CO.

By:    /s/Tanhum Oren                        /s/ Roni Oren
Tanhum Oren                            Roni Oren
Director                                      Director

DEL-TA ENGINEERING EQUIPMENT LTD.

By:    /s/ Alex Milner                        /s/ Roni Oren
Alex Milner                             Roni Oren
Director                                   Director

RAPAC COMMUNICATION & INFRASTRUCTURE LTD. By: /s/ Roni Oren /s/ Alex Milner Roni Oren Alex Milner CEO and President Chairman

INTER-GAMMA INVESTMENT COMPANY LTD. By: /s/ Tanhum Oren Tanhum Oren CEO
By: /s/ Yigal Berman Yigal Berman CFO
/s/ TANHUM OREN TANHUM OREN

Page 15 of 16 Pages

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Name, business address and principal occupation of each director and executive officer of InterGamma Sub

Exhibit 2	Name, business address and principal occupation of each director and executive officer of Del-Ta Engineering

Exhibit 3	Name, business address and principal occupation of each director and executive officer of Rapac

Exhibit 4	Name, business address and principal occupation of each director and executive officer of Inter-Gamma

Exhibit 5	Joint Filing Agreement, dated as of April 29, 2013

Exhibit 6	Shareholders Agreement, dated April 17, 2013, by and between Viola and Del-Ta Engineering

Exhibit 7
Shareholders Agreement, dated October 5, 2006, by and between Del-Ta Engineering and David Rivel and an addendum thereto, dated October 26, 2006 (translated from Hebrew) (incorporated by reference to Exhibit 10.5 to Amendment No. 2 to Form F-1 of RRsat filed on October 31, 2006)

Exhibit 8	Second Addendum to Shareholders Agreement, dated August 14, 2007, by and between Del-Ta Engineering and David Rivel (translated from Hebrew)

Exhibit 9
Agreement, dated October 5, 2006, by and among Del-Ta Engineering, Kardan Communications and David Rivel (translated from Hebrew) (incorporated by reference to Exhibit 10.6 to Form F-1 of RRsat filed on October 10, 2006)

Page 16 of 16 Pages